June 30, 2010

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	KBW, Inc.
Response to SEC Comment Letter dated June 17, 2010

Dear Mr. Gordon:

On behalf of KBW, Inc., a Delaware corporation (the “Company”), we are responding to comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 17, 2010 to John G. Duffy, Chairman and Chief Executive Officer of the Company. Such letter raised comments with respect to the following document filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Filing”):

•	the Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-33138), filed with the SEC on February 26, 2010.

As requested, we have included above each response a recitation of the comment to which we are responding.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

2009 and 2008 Non-GAAP Financial Measures, page 30

1.
Comment: We note that you have presented 6 Non-GAAP financial measures, but have only presented the disclosures required by Item 10(e) of Regulation S-K for the measures on an aggregate basis, rather than providing the disclosures for each non-GAAP financial measure. Please revise your disclosure in future filings to provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP financial measure presented.

Response: The Company respectfully notes the Staff’s comment. The Company will provide the disclosure required by Item 10(e) of Regulation S-K for each non-GAAP financial measure presented in its future filings.

2.
Comment: We note that the titles of your non-GAAP financial measures are the same as the titles used for the comparable GAAP measures. Please revise in future filings to give your non-GAAP measures titles or descriptions that are not the same as, or confusingly similar to, the title or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment. The Company will revise its future filings in order to give its non-GAAP measures titles or descriptions that are not the same as, or confusingly similar to, the titles or descriptions used for its GAAP financial measures.

3.
Comment: We note that your reconciliation of non-GAAP financial measures presents all of the line items on your income statement that would have changed had your actual compensation expense been lower for the periods presented. In future filings, avoid effectively presenting a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures, as it may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the Compliance and Disclosure Interpretation: Non-GAAP Financial Measures, updated January 15, 2010.

Response: The Company respectfully notes the Staff’s comment. In its future filings, the Company will avoid effectively presenting a non-GAAP income statement for purposes of reconciling non-GAAP measures to their most directly comparable GAAP measures, so as to not attach undue prominence to such non-GAAP information.

*    *    *    *

Furthermore, in response to the Staff’s instruction, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure contained in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing or this response letter; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this letter we are providing a courtesy copy of this letter to Eric C. McPhee, Staff Accountant with the Division of Corporation Finance.

Should you have any additional comments or require anything further, please do not hesitate to contact me at (212) 887-6788.

Very truly yours,

/s/ Mitchell B. Kleinman
Mitchell B. Kleinman
General Counsel, KBW, Inc.

cc:           Eric C. McPhee
Securities and Exchange Commission

John G. Duffy
Robert Giambrone
Brian W. Heller
KBW, Inc.

Daniel M. Healy (Audit Committee Chairman)
KBW, Inc.

Michael Kohler
Sidley Austin LLP

John Crish
KPMG LLP